July 25, 2011

Via Edgar

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Sharon Blume, Assistant Chief Accountant

Re:	Republic First Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 000-17007

Dear Ms. Blume:

This letter represents Republic First Bancorp Inc.’s response to your comment letter dated June 27, 2011 (“Comment Letter”) regarding the Form 10-K, filed by the Company on March 16, 2011 (“Form 10-K”).  We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7:  Management's Discussion and Analysis of Results of Operations and Financial Condition

Financial Condition

Allowance for Loan Losses, page 46

1.      We read your response to comment two of our letter dated May 10, 2011. We note you enhanced your charge-off policy during 2010 to be more specific as to the factors which drive the recognition of a charge-off. Please provide us with the following:

•	Tell us whether the $19.2 million of charge-offs recorded in 2010 relate to loans that were fully reserved for;

•	Tell us whether the enhancements to your policy were made as a result of any agreements with your banking regulators;

•	Describe for us and revise your future filings to be more specific with respect to the changes that were made to the factors which drive the recognition of a charge-off; and

U.S. Securities and Exchange Commission
July 25, 2011

•	Describe for us and revise your future filings to disclose how this change has impacted the quantitative and qualitative factors you use to determine the adequacy of your allowance for loan losses.

Response:

•	The $19.2 million in charge-offs recorded in 2010 relate to loans that were fully reserved for at the time the charge-offs were taken.

•
The enhancements made to our charge-off policy in 2010 were not made as a result of an agreement with our banking regulators.  Due to increases in delinquent loans and non-performing asset balances, we created an Asset Recovery Team during 2010. A new employee with experience in the field of troubled loan resolutions and foreclosures was hired as the head of this team. After reviewing the existing charge-off policy, the new head of the Asset Recovery Team chose to expand the language in our charge-off policy.  Our banking regulators have reviewed the policy enhancements during their most recent on-site examination and have made no objection to the language contained therein.

•
The charge-off policy was enhanced during 2010 to memorialize the factors which drive the recognition of a charge-off.  Prior to 2010 the charge-off policy simply stated that a charge-off would be recognized when management made the determination that full repayment on a loan or obligation to the company was not probable. Additional language was added to memorialize the factors considered when making the determination on when collection becomes not probable.  The policy now includes wording that discusses the review of primary and secondary repayment sources on a loan, assessment of a borrower’s liquidity and length of delinquency. These same factors were previously used when making the determination to record a charge-off.  They are now formally documented in a written policy. We will revise disclosure in future filings to discuss any changes in the factors which drive the recognition of a charge-off.

•
These changes have had no discernable impact on the quantitative or qualitative factors used to determination the adequacy of the allowance for loan losses. In the event that we do make changes that have an impact on quantitative and qualitative factors used to determine the adequacy of allowance for loan losses we will disclose such impact in future filings.

U.S. Securities and Exchange Commission
July 25, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10 - Income Taxes, page 86

2.           We read your response to comment seven of our letter dated May 10, 2011; however, we do not see how you have provided a persuasive argument given the significant amount of negative evidence and the inherent subjectivity of the positive evidence (i.e. projections of future taxable income) you appear to be presenting as a significant piece of your evidence for not recording a valuation allowance. Also, we re-emphasize ASC Subtopic 740-10-30-23; in this regard, the cumulative loss in recent years and additional losses in the three months ended March 31, 2011 are significant pieces of objective negative evidence that are difficult to overcome. Please revise your annual and interim financial statements accordingly or advise us otherwise. Refer to ASC Subtopic 740-10-30-21 through 25.

Response:

In performing our analysis to determine the recoverability of our deferred tax asset we followed the relevant guidance found in ASC 740-10-30.

ASC 740-10-30-5 states that a company should,

Reduce deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

ASC 740-10-30-17 goes on to say that,

All available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Information about an entity’s current financial position and its results of operations for the current and preceding years ordinarily is readily available. That historical information is supplemented by all currently available information about future years.

ASC 740-10-30-21 (Negative Evidence) states that,

Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Other examples of negative evidence include, but are not limited to, the following:

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July 25, 2011

(a.)	A history of operating loss or tax credit carry-forwards expiring unused
(b.)	Losses expected in early future years (by a presently profitable entity)
(c.)	Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years
(d.)
A carry-back, carry-forward period that is so brief it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year or the entity operates in a traditionally cyclical business

We considered the following factors when evaluating negative evidence to determine whether a valuation allowance was necessary in relation to our deferred tax asset:

•
For the three year period ended December 31, 2010, we had a cumulative loss in the amount of $22.6 million. This non-recurring and non-operating cumulative loss was directly attributable to increased loan loss provisions and elevated expenses related to the resolution of troubled loans that arose as a result of the effects of the recent economic recession.

•	We have no history of net operating losses or tax credit carry-forwards expiring unused.
•	All net operating losses recognized on our consolidated corporate tax return up to and including the period ended December 31, 2009 have been carried back and successfully recovered.
•	IRS guidelines allow up to 20 years for the recovery of tax credit carry-forwards. The earliest period that a net operating loss carry-forward will expire occurs in the year 2030.
•
Excluding the losses incurred over the past three years which have been primarily driven by the recent economic recession, we have a history of strong earnings that supports our assumptions on future profits and would enable us to recover any deferred tax assets that are carried on our books today.

ASC 740-10-30-22 (Positive Evidence) states that,

Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include, but are not limited to, the following:

(a.)	Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures
(b.)	An excess of appreciated asset value over the tax basis of the entity’s net assets in an amount sufficient to realize the deferred tax asset
(c.)	A strong earnings history exclusive of the loss that created the future deductible amount coupled with the evidence indicating that the loss is an aberration rather than a continuing condition

U.S. Securities and Exchange Commission
July 25, 2011

We considered the following factors when evaluating positive evidence to determine whether a valuation allowance was necessary in relation to our deferred tax asset:

•	We believe the economic circumstances impacting our financial results of the last three years represent an aberration rather than a continuing condition.
•
The most significant driver of elevated loan loss provisions are non-performing assets. We believe we have appropriately identified all troubled loans that exist in the portfolio today. Credit administration procedures and personnel have been strengthened to closely monitor asset quality. As a result, non-performing asset balances have trended lower for four consecutive quarters through the period ended June 30, 2011.

•
Other credit quality indicators also continue to steadily improve. Classified asset balances, which include loans with an internal rating of substandard or worse, have been reduced by $32.0 million, or 26%, since the quarter ended September 30, 2010. Delinquent loan balances have decreased by $17.6 million, or 27%, as of June 30, 2011 since reaching a peak at March 31, 2010.

•
We have revised our business model to focus on consumer-based retail banking and the gathering of low cost core deposits. Every non-performing asset currently on the books today was originated under the old bank model prior to December 31, 2007.  Lending practices have been altered to significantly decrease outstanding commercial real estate loan balances and origination of such loans in the future.

•
During 2011 we have added an experienced team of lenders that specializes in the origination of loans guaranteed by the U.S. Small Business Lending Administration which has and is expected to continue to produce a significant level of non-interest income through the sale of those loans to enhance profitability in the future. In the first five months since joining the Company, this team has generated over $2.4 million in non-interest income.

In addition to the positive evidence considered above, we have prepared an analysis that projects the recovery of all tax asset balances using what we believe to be extremely conservative assumptions. Our projections assume that there would be no balance sheet growth over the entire term of the forecast. We also assume that net income gradually returns to normalized levels over a six year period beginning in 2013. We project additional charge-offs would be taken to dispose of any remaining non-performing assets and troubled loans under highly stressed circumstances. In addition to the recovery of all net operating loss carry-forwards, our analysis assumes the immediate reversal of all deferred tax assets resulting from temporary timing differences. Using these assumptions, we project the recovery of all tax asset balances within a nine year period which is eleven years prior to the expiration of our first net operating loss carry-forward. We believe our assumptions represent worst-case scenarios and are highly unlikely to transpire in this manner.

U.S. Securities and Exchange Commission
July 25, 2011

ASC 740-10-30-23 concludes that,

An entity must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset.

We understand that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative book losses in recent years. We believe we have given such evidence the appropriate weight when considering the need for a valuation allowance. We also believe that it is important to consider the factors which gave rise to these cumulative book losses and their impact on our ability to generate future taxable income. In our case, those factors would be driven by the extreme downturn in the economic environment which began in 2008 and the effect that the downturn had on commercial property values.  Based on the weight of the evidence presented above, we have concluded that it is more likely than not that our deferred tax asset balances would be realized in full prior to the expiration of any net operating losses or tax credit carry-forwards and accordingly have not recorded a valuation allowance for the period ended December 31, 2010.  We will continue to closely monitor the factors considered in determining the need for a valuation allowance on a quarterly basis and evaluate the need for such an allowance in future periods if any additional losses are generated.

The Company acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that Staff comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (215) 430-5850.

Very truly yours, /s/ Frank A. Cavallaro Frank A. Cavallaro Chief Financial Officer